UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 3, 2024

(Date of Report (Date of earliest event reported))

Aptera Motors Corp.

(Exact name of registrant as specified in its charter)

Delaware	83-4079594
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5818 El Camino Real, Carlsbad, CA	92008
(Address of principal executive offices)	(ZIP Code)

858-371-3151

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Effective May 1, 2024, Douglas Lui notified Aptera Motors Corp. (the “Company”) of his resignation from the Board of Directors of the Company. Mr. Lui’s resignation was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies, or practices of the Company. He is transitioning to an advisor role for the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

	By:	/s/ Chris Anthony
	Name:	Chris Anthony
	Title:	Co-Chief Executive Officer
Date: May 3, 2024